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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            IVIVI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

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                                   46589F 10 8
                                 (CUSIP Number)

                              Steven M. Gluckstern
                          c/o Ivivi Technologies, Inc.
                              224-S Pegasus Avenue
                               Northvale, NJ 07647
                                 (201) 784-8168
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Steven M. Gluckstern

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable                                              (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO, WC



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         731,740*

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         731,740*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     731,740*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     7.5%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


* Includes: (i) 196,078 shares of common stock issued upon the conversion of convertible promissory notes held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern, on October 24, 2006, the consummation of the initial public offering of the issuer; (ii) 196,078 shares of common stock underlying warrants held by Ajax Capital, LLC, exercisable within 60 days of the date of this Schedule 13D; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the issuer pursuant to a share purchase right agreement; and (iv) 258,334 shares of common stock issuable upon exercise of options to purchase shares of common stock. Excludes 516,666 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of the date of this Schedule 13D.


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Item 1. Security and Issuer

                  This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, no par value (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 224-S Pegasus Avenue, Northvale, NJ 07647.

Item 2. Identity and Background

                  This Schedule 13D is being filed by Steven M. Gluckstern. Mr. Gluckstern is the Chairman of the Board of the Company and a citizen of the United States. Mr. Gluckstern's address is c/o Ivivi Technologies, Inc., 224-S Pegasus Avenue, Northvale, NJ 07647. Mr. Gluckstern, an active private investor in numerous areas, including alternative healthcare and non-traditional healing modalities, serves as the managing member of Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern ("Ajax Capital"). The business address of Ajax Capital is 44 Laight Street, Suite 1A, New York, New York 10013.

                  During the past five years, Mr. Gluckstern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Gluckstern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  Pursuant to a subscription agreement (the "Subscription Agreement"), dated as of November 8, 2005, between the Company and Ajax Capital, the Company issued to Ajax Capital (i) an unsecured convertible promissory note (the "Note") in the aggregate principal amount of $1,000,000, which automatically converted into 196,078 shares of Common Stock on October 24, 2006, the date of the closing (the "IPO Closing") of the Company's initial public offering (the "IPO") of shares of Common Stock, at a conversion price of $5.10 per share (85% of the IPO price per share) and (ii) a warrant (the "Warrant") to purchase up to 196,078 of shares of Common Stock, subject to adjustment, at an exercise price equal to $6.00 per share (100% of the IPO price per share). Ajax Capital acquired all of such securities in exchange for an aggregate amount of $1,000,000, all of which funds were obtained directly from the working capital of Ajax Capital.

                  Pursuant to the terms of a stock option agreement, dated June 16, 2006, between the Company and Mr. Gluckstern (the "Option Agreement"), Mr. Gluckstern was granted an option to purchase up to an aggregate of 775,000 shares of Common Stock at an exercise price of $5.11 per share, subject to the vesting schedule set forth therein.

Item 4. Purpose of Transaction

                  Mr. Gluckstern acquired the securities referred to in Item 5 for investment purposes. Mr. Gluckstern does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



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Item 5. Interest in Securities of the Issuer

                  (a)-(b) Based upon the information set forth in the Company's Registration Statement on Form SB-2 (File No. 333-122768), there were 9,333,819 shares of Common Stock issued and outstanding as of October 24, 2006. Mr. Gluckstern has the power to vote and direct the disposition of the following securities: (i) 196,078 shares of Common Stock issued upon the automatic conversion of convertible promissory notes on October 24, 2006, which shares are held by Ajax Capital, an investment fund wholly-owned by Mr. Gluckstern, for which Mr. Gluckstern has the sole power to vote and direct the disposition of such shares; (ii) 196,078 shares of common stock underlying the Warrant held by Ajax Capital, exercisable within 60 days of the date of this Schedule 13D; (iii) 81,250 shares of Common Stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of Common Stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement (the "Share Purchase Agreement"), dated as of November 8, 2005, among Mr. Gluckstern, Andre' DiMino, Vice Chairman and Co-Chief Executive Officer of the Company, David Saloff, President and Co-Chief Executive Officer of the Company, Edward Hammel, Executive Vice President of the Company, Sean Hagberg, the Chief Science Officer of the Company, and Dr. Arthur Pilla, a member of the Company's scientific advisory board and a consultant to the Company; and (iv) 258,334 shares of common stock issuable upon exercise of the option issued to Mr. Gluckstern pursuant to the Option Agreement exercisable within 60 days of the date of this Schedule 13D. As of October 24, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Gluckstern may be deemed to beneficially own 731,740 shares, or 7.5%, of the Common Stock deemed issued and outstanding as of such date.

                  (c) Neither Mr. Gluckstern nor Ajax Capital has effected any transactions in shares of Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock, during the sixty days prior to October 24, 2006.

                  (d) Except as described in this Schedule 13D, no other shares of Common Stock are owned, beneficially or otherwise, by Mr. Gluckstern or Ajax Capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Pursuant to the Subscription Agreement, the Company issued to Ajax Capital the Note and the Warrant on November 8, 2005. The Note, which was in the aggregate principal amount of $1,000,000, bore interest at a rate of 8% per annum payable in cash, increasing by 1% every 365 days from the date of issuance thereof until its automatic conversion into 196,078 shares of Common Stock on the date of the IPO Closing at a conversion price equal to $5.10 per share (85% of the IPO price per share). Ajax Capital waived its right to receive interest payments on a quarterly basis through the IPO Closing (approximately $25,000 per quarter), and the Company agreed to use a portion of the proceeds from the IPO to pay to any and all interest with respect to the Note due and payable as of the IPO Closing. The Warrant to purchase up to 196,078 of shares of Common Stock, subject to adjustment, at a per share exercise price equal to $6.00 per share (100% of the IPO price per share), is exercisable from August 8, 2006 until August 8, 2011. In connection with the issuance of the Note and the Warrant, the Company granted Ajax Capital demand and piggy-back registration rights with respect to the shares of Common Stock underlying the Note and the Warrant, which rights are included as an exhibit to the Subscription Agreement.

                  On November 8, 2005, each of Mr. DiMino, Mr. Saloff, Mr. Hammel, Dr. Hagberg and Dr. Pilla entered into the Share Purchase Right Agreement with Steven M. Gluckstern, the Company's Chairman of the Board, pursuant to which each shareholder granted Mr. Gluckstern the right to purchase up to 16,250, 30,875, 8,125, 8,125 and 17,875 shares of Common Stock, respectively, at an exercise price equal to $2.76 per share. These purchase rights are exercisable at any time and from time to time during the period from November 8, 2005 to November 8, 2010. During the term of the Share Purchase Right Agreement, none of the shareholders may transfer any of the shares subject thereto other than to a trust or other entity designed as an element of such shareholder's estate planning objectives; provided, that in the event of any such transfer, such shares so transferred remain subject to the share purchase right agreement and prior to any such transfer, the transferee execute an instrument agreeing to be bound by all of the terms and provisions of the share purchase right agreement.

                  On June 16, 2006, pursuant to the terms of the Option Agreement, Mr. Gluckstern was granted an option to purchase up to an aggregate of 775,000 shares of Common Stock at an exercise price of $5.11 per share, 258,334 shares of which became exercisable upon the IPO Closing and 258,333 additional shares of which shall become exercisable upon each of the first and second anniversaries thereof. The term of such option is for a period of ten
(10) years from the IPO Closing, subject to earlier termination as provided in the Option Agreement.


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                  No other person is known by Mr. Gluckstern to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Gluckstern.

                  A copy of each of the Subscription Agreement, the Note, the Warrant, the Share Purchase Right Agreement and the Option Agreement is filed herewith as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively.

                  The descriptions of the transactions and the agreements, instruments and documents set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements, instruments and documents governing such matters, each of which is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7. Material to be Filed as Exhibits

              1. Subscription Agreement, dated November 8, 2005, between the Company and Ajax Capital LLC (incorporated by reference to
                  Exhibit 10.22 to Amendment No. 7 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on October 13, 2006).

              2. Form of Note issued to Ajax Capital LLC (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on April 20, 2006).

              3. Form of Warrant issued to Ajax Capital LLC (incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on April 20, 2006).

              4. Share Purchase Right Agreement among Steven Gluckstern and the shareholders listed therein, dated November 8, 2005 (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 19, 2006).

              5. Option Agreement between the Company and Steven M. Gluckstern, dated as of June 16, 2006 (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 19, 2006).




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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                       /s/ Steven M. Gluckstern
                                       ---------------------------------------
                                       Steven M. Gluckstern



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